[redacted]

09056394

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 0 1 2009
BRANCH OF REGISTRATIONS
08 EXAMINATIONS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66777 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sparring Partners Capital LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**420 Lexington Avenue, Suite 2458**
(No. and Street)

| **New York** | **NY** | **10170** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Warren Spar** **(212) 490-6525**
(Area Code - Telephone Number)

## B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**CITRIN COOPERMAN & COMPANY, LLP**
(Name - if individual, state last. first. middle name)

| **529 FIFTH AVENUE** | **NEW YORK** | **NEW YORK** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

SPARRING PARTNERS CAPITAL, LLC
(A Limited Liability Company)

# STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

**SPARRING PARTNERS CAPITAL, LLC**
**(A Limited Liability Company)**
**DECEMBER 31, 2008**

# TABLE OF CONTENTS

# INDEPENDENT AUDITORS' REPORT

To the Member
Sparring Partners Capital, LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital, LLC (a limited liability company) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sparring Partners Capital, LLC as December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements."

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2009

# SPARRING PARTNERS CAPITAL, LLC
## (A Limited Liability Company)
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 5,653,174 |
| Fees receivable | | 2,126,043 |
| Other assets | | 40,557 |
| **TOTAL ASSETS** | $ | 7,819,774 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 192,696 |
| Accrued income taxes | | 90,402 |
| Total liabilities | | 283,098 |
| Commitments and contingencies (Note 8) | | |
| Member's equity | | 7,536,676 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 7,819,774 |

See accompanying notes to statement of financial condition.

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital, LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market accounts.

Revenue Recognition
The Company records revenue from its investment banking and other related business services at the time the transaction is completed and fees are earned.

Accounts Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Use of Estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements
On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position ("FSP") No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 3).

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in SFAS No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 statement of financial condition.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition.

## NOTE 3. FAIR VALUE MEASUREMENTS

In 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in warrants received in connection with service fee income, based on the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the first order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the last order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

## NOTE 3. FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

For the year ended December 31, 2008, all of the Company's warrants received were considered Level 3 securities, which were valued based upon prices or valuation techniques that required inputs that were both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments. The value of the warrants received were determined by management to be nominal or of no value.

## NOTE 4. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in a bank account that at times may exceed the federally insured limit. The federal insurance limit at December 31, 2008, was $250,000, and is scheduled to be $100,000 after December 31, 2009.

For the year ended December 31, 2008, the Company derived approximately 62% of its revenues from contractual arrangements with three clients. At December 31, 2008, approximately 83% of the Company's receivables were from two of these clients.

## NOTE 5. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York state income tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company is subject to New York City Unincorporated Business Tax, a provision for which is included in the statement of income.

## NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

The Company maintains a 401(a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. During 2008, the Company estimated the contribution to the profit-sharing plan to be $64,400, which is reflected in compensation in the statement of income. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

## NOTE 6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Defined Benefit Plan

The Company adopted a noncontributory defined benefit plan in 2007 covering certain highly compensated employees. Under the provisions of the plan, the Company's policy is to fund pension costs by making actuarially determined annual deposits to the plan. The expense associated with the plan for the year ended December 31, 2008, was approximately $104,000. Such amount is included in accrued liabilities in the accompanying statement of financial condition at December 31, 2008.

Generally accepted accounting principles require that defined-benefit pension plans be accounted for in conformity with the requirements of SFAS Nos. 87, "Employers' Accounting For Pensions," and 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an Amendment of FASB Statements No. 87, 88, and 106" (the "Standards") and 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 87 requires, among other things, that companies recognize the compensation cost of an employee's benefits (including prior service costs) over the employee's approximate service period. The Company charges operations for the amount that can be funded, as discussed above. SFAS No. 132(R) requires that employers who sponsor defined-benefit pension plans disclose a number of attributes regarding the defined benefit obligation at the date of the statement of financial condition. Those attributes include the provision for the period (including a reconciliation of beginning and ending balances of the benefit obligation showed separately, if applicable) and the effects during the period attributable to each of the following: service cost, interest cost, contributions by plan participants, actuarial gains and losses, benefits paid, plan amendments, and other items.

SFAS No. 132(R) also requires disclosures relating the fair value of plan assets, the funded status of the plan, information about plan assets, the accumulated benefit obligation, benefits under the plan expected to be paid in each of the next five years and the aggregate for the years thereafter, and other items stated in the Standards. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial condition, with limited exceptions. Additionally, the statement of financial condition presented herein does not recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability.

The Company has not made any of the calculations or disclosures required under the Standards. The effects of these departures from generally accepted accounting principles on financial position, results of operations, and cash flows have not been determined. Management has not provided the pension disclosures required under SFAS No. 132(R) because it believes that it is impracticable to develop the information.

## NOTE 7. RELATED PARTY TRANSACTIONS

The sole member of the Company is also the owner of a related entity. Until July 2008, rent for the office space occupied by the Company, for which this affiliate was primarily responsible as lessee, was paid by the Company in the amount of $44,000. Effective August 2008, the Company secured its own office lease (see Note 8).

## NOTE 8. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2008, there were no legal proceedings pending against the Company.

Leases

In August 2008, the Company entered into an operating lease for office space that expires in July 2013. The lease contains provisions for future rent increases. The approximate future minimum annual payments due under this lease are as follows:

| Year ending December 31: | | |
|---|---|---|
| 2009 | $ | 88,695 |
| 2010 | | 91,356 |
| 2011 | | 94,097 |
| 2012 | | 96,919 |
| Thereafter | | 57,513 |
| Total | $ | 428,580 |

The office lease required a lease deposit in the form of a letter of credit, which is collateralized by cash in a bank account of $37,500. This amount is reflected in other assets in the accompanying statement of financial condition.

## NOTE 9. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2008, the Company's minimum net capital was approximately $5,370,000, which exceeded the required minimum net capital of $18,873. The Company's ratio of aggregate indebtedness to net capital was approximately 0.05 to 1 at December 31, 2008.